Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656
January 19, 2011
VIA FACSIMILE (703) 813-6963 AND EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Messrs. John Reynolds and Jim Lopez

Re:	Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Definitive Schedule 14A
Filed April 23, 2010
File No. 000-022677
Responses to SEC Staff comments made by letter dated December 30, 2010
Ladies and Gentlemen:
Set forth below are the responses of Clarient, Inc. (“we,” “our,” or “us”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated December 30, 2010 (the “Comment Letter”), in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on April 23, 2010 (File No. 000-022677) and Definitive Schedule 14A filed on April 23, 2010. Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.
Exhibits
1.	In Exhibit 10.51, Section 3(b) you have stated:
b) The Schedules to the Credit Agreement (other than Schedule 1.01) are hereby amended and restated by the Schedules attached hereto as Exhibit A (“Amended and Restated Schedules”).

However, we are unable to locate the “Amended and Restated Schedules” within Exhibit 10.51. Please advise supplementally or refile the exhibit in its entirety in your next periodic report.
Company Response:
As an administrative oversight, we acknowledge that we did not include Exhibit A within Exhibit 10.51, which we filed within our Form 10-K for the year ended December 31, 2009. Exhibit A represented several disclosure schedules that we completed in connection with the execution of the Credit Agreement, as amended. As requested by the Staff, we would re-file Exhibit 10.51 in its entirety, including Exhibit A, within our next periodic report. We respectfully note, however, that on January 12, 2011, we filed Form 15-12G which suspended our reporting obligations under the Securities Exchange Act of 1934. Accordingly, we do not intend to file any additional periodic filings which would allow us to re-file Exhibit 10.51 with Exhibit A.

January 19, 2011

Definitive Schedule 14A
Risk Assessment of Compensation Policies and Practices, page 33
2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Company Response:
We respectfully advise the Staff that, prior to filing our Definitive Schedule 14A, management, in consultation with its outside advisors, considered our compensation policies and practices for our employees to determine if these policies and practices give rise to risks that are reasonably likely to have a material adverse effect. This annual risk assessment process included: a review of our compensation program’s policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks on our strategy. Although we reviewed all compensation programs, we focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.
Based on those factors, we determined that the compensation policies and practices for employees do not create risks that are reasonably likely to have a material adverse effect, principally because: we use a balanced approach to compensation; we are not reliant on a single performance measure; and we use both quantitative and qualitative assessments of performance. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond our ability to effectively identify and manage significant risks; are compatible with effective internal controls and the risk management practices; and are supported by the oversight and administration of the Compensation Committee of our Board of Directors with regard to our executive compensation programs.
Management presented its analysis and assessment of these matters to the Compensation Committee, which concurred in management’s assessment. Consistent with this determination, we included on page 33 of its Definitive Schedule 14A, incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2009, the following statement in the discussion of the Board of Director’s risk oversight function: “The Compensation Committee has reviewed our compensation policies and practices and has concluded that our compensation program is not reasonably likely to have a material adverse effect on our company. In addition, the Compensation Committee has determined that our compensation program does not encourage or incentivize excessive or inappropriate risk-taking by our employees.” Accordingly, we believe that our disclosure, given the aforementioned considerations, is responsive to Item 402(s) of Regulation S-K.

January 19, 2011

*          *          *
We also acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 425-5849.

Sincerely,
/S/ MICHAEL R. RODRIGUEZ
Michael R. Rodriguez
Senior Vice President and Chief Financial Officer

cc:	Ronald Andrews Melinda Griffith, Esq. Mark Nance, Esq.